DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350 www.dlapiper.com

Christopher R. Stambaugh christopher.stambaugh@us.dlapiper.com
T 919.786.2040
F 919.786.2240

Via EDGAR

May 5, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:	Shannon Menjivar

Ameen Hamady

Pearlyne Paulemon

Brigitte Lippmann

Re:	Inland Private Capital Alternative Assets Fund, LLC

Draft Registration Statement on Form S-11

Submitted February 2, 2023

CIK No. 0001959961

Ladies and Gentlemen:

As discussed by telephone on May 4, 2023, please find Inland Private Capital Alternative Assets Fund, LLC’s template for future NAV disclosures included as Exhibit A hereto.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@us.dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh

Enclosures

Exhibit A

NAV Disclosure Template

[•] NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at [•] and is made available on our toll-free, automated telephone line at [•]. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third-party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for [•].

Our total NAV presented in the following tables includes the NAV of our Class T, Class S, Class D and Class I common stockholders. The following table provides a breakdown of the major components of our total NAV as of [•] ($ and shares in thousands):

Components of NAV	[•]
Investments in real estate	$
Investments in real estate debt
Investments in unconsolidated entities
Cash and cash equivalents
Restricted cash
Other assets
Mortgage notes, term loans, and revolving credit facilities, net
Secured financings on investments in real estate debt
Subscriptions received in advance
Other liabilities
Accrued performance participation allocation
Management fee payable
Accrued distribution fees(1)
Non-controlling interests in joint ventures

Net asset value	$

Number of outstanding shares

(1)

Distribution fees only apply to Class T, Class S and Class D shares. For purposes of NAV we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of [•], the Company has accrued under GAAP $[•] of distribution fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by class as of [•] ($ and shares in thousands, except per share data):

Nav Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Total
Net asset value	$	$	$	$	$
Number of outstanding shares

NAV Per Share as of [•]	$	$	$	$

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the [•] valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
[Property Type 1]
[Property Type 2]
[Property Type 3]

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Investment Values
Input	Hypothetical Change	[Property Type 1]	[Property Type 2]	[Property Type 3]
Discount Rate	0.25% decrease
(weighted average)	0.25% increase
Exit Capitalization Rate	0.25% decrease
(weighted average)	0.25% increase